MANAGEMENT’S DISCUSSION AND ANALYSIS

For The Second Quarter Ended June 30, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

General

The following Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation and its subsidiaries, (“Augusta” or the “Company”) should be read in conjunction with the Company’s condensed interim consolidated financial statements for the six months ended June 30, 2014 and consolidated financial statements for the year ended December 31, 2013, which are available under Augusta's issuer profile on SEDAR at www.sedar.com. The condensed interim consolidated financial statements are prepared in accordance with IAS 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” and “forward looking information” that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This MD&A has been prepared as of August 12, 2014.

The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE MKT LLC under the symbol “AZC”.

Information Regarding HudBay Minerals Inc.

The information contained in this MD&A concerning HudBay Minerals Inc. (“Hudbay”) is based solely on information provided to Augusta by Hudbay or upon publicly available information. With respect to this information, Augusta has relied exclusively upon Hudbay, without independent verification by Augusta. Although Augusta does not have any knowledge that would indicate that any such information is untrue or incomplete, Augusta nor any director or officer of Augusta assumes any responsibility for the accuracy or completeness of such information, nor for any failure of Hudbay to disclose events which may have occurred or which may affect the completeness or accuracy of such information but which is unknown to them.

Cautionary Statement on Forward-Looking Statements

This MD&A contains information that constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 or "forward-looking information" under Canadian securities laws. These statements and information relate to future events and Augusta's future performance, business prospects or opportunities, which are subject to certain risks, uncertainties and assumptions. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning:

  Augusta's plans at the Rosemont Project, including the timing for obtaining final permits, construction and estimated production;
  expectations surrounding future financings and re-financings;
  capital and operating cash flow estimates; and
  changes in market conditions, changes or disruptions in the securities markets and market fluctuations in the prices for Augusta's securities.

Forward-looking statements or information is frequently, but not always, characterized by words such as "will", "plan", "expect", "project", "intend", "believe", "anticipate", "budget", "forecast", "schedule", "estimate" and similar expressions, or statements that certain events or conditions "may", "should", "could", "might" or "will" occur. The forward-looking statements or information contained in this MD&A is based on the reasonable expectations and beliefs of management as at the date of this Directors' Circular and involves numerous assumptions, known and unknown risks and uncertainties, both general and specific to Augusta and the industry in which the Company operates. Such assumptions, risks and uncertainties include, but are not limited to Augusta's history of losses, requirements for additional capital, dilution, loss of material properties, interest rate increases, global economy, no history of production, speculative nature of exploration activities, periodic interruptions to exploration, development and mining activities, environmental hazards and liability, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems, commodity price fluctuations, uncertainty of production and cost estimates, the interpretation of drill results and the estimation of mineral resources and reserves, legal and regulatory proceedings and community actions, title and tenure matters, regulatory restrictions, permitting and licensing, volatility of the market price of the Company's common shares, insurance, competition, hedging activities, currency fluctuations, loss of key employees, as well as those factors disclosed in Augusta's documents filed from time to time with the securities regulators in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Newfoundland and Labrador. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of the Company, or industry results, may vary materially from those described in this MD&A. For further details, reference is made to the risk factors discussed or referred to in Augusta's Annual Information Form on file with the Canadian securities regulatory authorities and available under Augusta's issuer profile on SEDAR at www.sedar.com.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2014

Although Augusta has attempted to identify important factors that could cause actual actions, events, results, performance or achievements to differ materially from those described in the forward-looking statements or information contained in this MD&A, there may be other factors that cause actions, events, results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements and information are made or given as at the date of this MD&A and Augusta disclaims any intention or obligation to update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required under applicable securities law. The reader is cautioned not to place undue reliance on forward-looking statements or information.

Description of the Business

Augusta and its wholly-owned subsidiary, Rosemont Copper Company (“RCC”), are engaged in the acquisition, exploration and development of natural mineral resource properties. Augusta’s only material property is the Rosemont Copper Project (“Rosemont” or “Rosemont Project”) located in Pima County, Arizona.

The Rosemont property is comprised of approximately 30,000 acres (12,140 hectares) of patented and unpatented claims and fee land and surface grazing leases owned by Augusta. Rosemont is located on the northeastern flank of the Santa Rita Mountains approximately 50 kilometers southeast of the city of Tucson, Arizona. Rosemont contains an open-pit mineable copper/molybdenum/silver skarn deposit.

Highlights

On February 10, 2014, Hudbay commenced an offer to acquire all of the issued and outstanding common shares of Augusta (“Augusta Shares”) not already owned by Hudbay for consideration per Augusta Share of 0.315 of a Hudbay common share (the “Original Offer”).

On June 23, 2014, Augusta entered into a support agreement with Hudbay pursuant to which Hudbay agreed to increase the consideration offered per Augusta Share to 0.315 of a Hudbay common share and 0.17 of a warrant to acquire a Hudbay common share (the Original Offer, as revised, is referred to herein as the “Offer”).

Augusta’s board of directors unanimously recommended that Augusta shareholders should accept the Offer, and all of the directors and officers of Augusta and certain other Augusta shareholders entered into agreements with Hudbay pursuant to which, among other things, they agreed to tender to the Offer all of the Augusta Shares owned or controlled by them (including Augusta Shares issuable on the exercise of stock options and other convertible instruments).

On July 16, 2014, Hudbay took up 116,233,761 Augusta Shares under the Offer which, together with the Augusta Shares already owned by Hudbay, represented approximately 92% of the issued and outstanding Augusta Shares. Hudbay also extended the expiry time of the Offer until July 29, 2014. Prior to such expiration, Hudbay took up an additional 6,100,762 Augusta Shares, bringing Hudbay’s total ownership to approximately 96% of the issued and outstanding Augusta Shares. Hudbay has indicated its intention to acquire the Augusta Shares that were not tendered to the Offer in a subsequent acquisition transaction.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2014

Members of Hudbay's current management team have replaced Augusta's senior management team and certain members of the Augusta Board of Directors have been replaced by nominees of Hudbay. In particular, David Bryson, Alan Hair, Patrick Donnelly and Patrick Merrin have been appointed to the Augusta Board of Directors, joining current directors Lenard Boggio, Timothy Baker and W. Durand Eppler. Gilmour Clausen, Christopher Jennings, Robert Pirooz, Robert Wares and Richard Warke have resigned from the Augusta Board of Directors.

Hudbay has stated its intention to acquire any Augusta Shares not deposited under the Offer through a subsequent acquisition transaction. The exact timing and details of any such transaction will depend upon a number of factors. Although Hudbay intends to propose a subsequent acquisition transaction generally on terms similar to the Offer, it is possible that such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. If permitted by applicable law, subsequent to the completion of the Offer and any subsequent acquisition transaction, Hudbay intends to delist the Augusta Shares from all stock exchanges and to cause Augusta to cease to be a reporting issuer under the securities laws of each of the provinces and territories of Canada in which it has such status and to cease to be a public company in the United States and Germany.

Hudbay and Augusta also entered into a loan agreement (the "Loan Agreement") pursuant to which Hudbay has agreed to provide an unsecured loan facility in the maximum aggregate amount of C$40 million to Augusta and its wholly-owned subsidiary, Augusta Resource (US) Corporation. Such loan will accrue interest on the unpaid principal amount at a rate of 8% per annum, calculated and compounded quarterly. Advances under the Loan Agreement are subject to customary conditions in the circumstances, including the change to the Augusta Board of Directors and there being no event of default with respect to either borrower. The loan is intended to provide short-term working capital amounts to Augusta and Augusta Resource (US) Corporation. Hudbay subsequently increased the available amount under the Loan Agreement to $200 million, in part, to enable Augusta to repay the Red Kite loan.

The Company became aware of a U.S. Fish and Wildlife Service (“US FWS”) letter that was submitted to the USFS summarizing their rationale for re-initiation of consultation, which includes the recent sighting of an ocelot in the general study area. The animal was photographed by a remote camera some distance south of the project site. The USFS evaluated the issues raised in the letter and, as the action agency, decided on May 23, 2014, that further consultation is required under the Endangered Species Act to ensure that the effects of a proposed project on listed species are avoided or minimized. Until this process is complete, the definitive ROD schedule has not been determined.

Rosemont has been informed by the Army Corps of Engineers (“ACOE”) that there is a shortfall between the mitigation plan proposed in April 2014 and the mitigation needed to fully offset impacts to waters of the U.S. associated with the Rosemont Project. The process of evaluating other permitting criteria, such as compliance with 404 guidelines, the evaluation of the public benefit, as well as a more detailed analysis of the mitigation plan, remain to be completed. The ACOE continues to work with Rosemont to address the ACOE's issues.

Permitting and Environmental Impact Statement

On April 1, 2014, the Company submitted the mitigation plans for Rosemont for the 404 Permit to the ACOE. Subsequently, on April 16, 2014, the ACOE issued a technical memorandum requesting clarifications and a response in the form of a final mitigation and monitoring plan by April 24, 2014, and the Company submitted its response to this request on April 24, 2014. The ACOE subsequently notified the USFS there was a shortfall in Rosemont’s mitigation plans, but stated that this was not an indication that a permit decision had been made. Meetings were held between the Company and the various federal agencies to discuss the re-initiation of the consultation covering the ocelot as well as aquatic species issues including a hydrology review.

The Class II Air Permit and the Aquifer Protection Permit (“APP”) have each been issued and are in full force and effect, but are subject to challenges.

  On July 8, 2013, the Arizona Water Quality Appeals Board upheld a judge’s affirmation of Rosemont’s APP. After the Company received this favorable ruling, the appellants appealed the decision and filed a lawsuit seeking to overturn the decision. Briefings have been submitted and oral arguments were heard on May 7, 2014, in The Superior Court of Arizona. The APP permit remains in force as issued, during the appeal process.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2014

  The closing argument filings for the appeal of the Class II Air Permit application continued to November 27, 2013 and a ruling was issued on April 10, 2014, with 332 Findings of Fact and 16 Conclusions of Law all supporting the permit decision made by the Arizona Department of Environmental Quality (“ADEQ”). The Director of ADEQ made the final ruling on April 25, 2014 to dismiss the appeals. In early June 2014, the Air Permit decision was appealed to the Superior Court of Arizona by the three appellants that had their appeals already dismissed. The Class II Air Permit remains in full force and effect during the appeal period.

In order to finalize the 404 Permit, the ADEQ must concur that the 404 Permit conditions are protective of surface water quality standards (State 401 certification). On February 21, 2014, the ADEQ issued a notice of a preliminary decision to issue the 401 certification and held a public comment period which has now concluded. Currently the Company and ADEQ are working out a plan to mitigate for the loss of storm water flows.

Project Management and Ongoing Support Activities

Following the acquisition of control of Augusta by Hudbay, a review of the Rosemont Project was initiated and is ongoing.

As at June 30, 2014 and December 31, 2013, Augusta’s capitalized development costs on the Rosemont Project are as follows:

Development Costs

As at January 1, 2013	$152,708,037
Permitting, engineering and on-going support activities	20,784,999
Capitalized loan interest and financing charges	5,696,451
Mitigation land	3,463,029
Capitalized stock-based compensation expense, net of forfeitures	(430,284)
As at December 31, 2013	$182,222,232

As at December 31, 2013	$182,222,232
Permitting, engineering and on-going support activities	8,055,555
Capitalized loan interest and financing charges	6,292,753
Capitalized stock-based compensation expense	795,581
As at June 30, 2014	$197,366,121

Financings

During the second quarter ended June 30, 2014, the Company received proceeds of Cdn$0.5 million from the exercise of 1,179,167 stock options at a weighted average exercise price of Cdn$0.69 per share but only 976,409 common shares were issued as some of the option holders elected the cashless exercise option. The weighted average share price when the stock options were exercised was Cdn$1.90 per share.

On December 12, 2013, the Company closed the $26.6 million Additional Commitment to the existing $83 million Red Kite Existing Loan. Following several amendments and extensions, the amount owing under the Red Kite loan, which was was $115.0 million as at June 30, 2014, is repayable on September 21, 2014. The Company has given notice to Red Kite of its intention to repay the loan with proceeds from the credit facility with Hudbay.

RCC and its joint venture partners, LG International Corp. and Korea Resources Corporation (“United Copper & Moly LLC” or “UCM”), signed a Mandate Letter with a group of international financial institutions (the “Mandated Lead Arrangers”). During the six months ended June 30, 2014, the Company’s share of lenders’ fees, legal, consulting and travel costs related to the project financing was $4.3 million (June 30, 2013 - $1.1 million) and had previously been reported as prepaid expense and other. To date, the Company has spent $7.7 million related to project financing activities. These and future debt issuance costs were to be netted against the future project loans. On June 30, 2014, the Mandate Letter expired in accordance with its terms. The expiry of the Mandate Letter resulted in the Company expensing the $7.7 million of cumulative project financing costs in the Consolidated Interim Statements of Comprehensive Loss.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2014

Results of Operations

The Company will not be generating any significant revenue until the Company completes the construction and commences commercial production at Rosemont. The following table summarizes the Company’s results of operations during the three and six months ended June 30, 2014 and 2013.

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

EXPENSES
Salaries and benefits	$708,638	$479,354	$1,338,769	$961,298
Stock-based compensation	240,229	469,119	609,634	1,024,961
Exploration and project investigation	8,868	286,834	32,582	1,002,846
Legal, accounting and audit	1,526,219	185,648	2,945,541	461,668
Travel	35,234	79,704	108,412	104,095
Consulting	46,081	21,299	111,841	31,910
Filing and regulatory fees	97,158	30,177	126,227	87,993
Recruiting fees	-	847	16,908	847
Office and administration	160,469	146,730	312,248	238,528
Rent	111,768	81,534	220,456	160,245
Investor relations	106,251	22,471	158,812	65,360
Directors' fees	162,094	47,819	222,915	93,405
Insurance	88,460	104,499	177,824	193,986
Membership and conferences	2,360	5,041	4,793	5,998
Amortization and depreciation	76,537	107,250	158,735	193,768
Fiscal and advisory services	5,455	10,884	14,372	14,918
Loss from operations	(3,375,821)	(2,079,210)	(6,560,069)	(4,641,826)
Interest and other income	103,921	462,910	205,351	633,658
Other expenses	(89,332)	(136,889)	(173,678)	(266,589)

Gain (loss) on shares, warrants and derivatives	4,345,049	15,425	71,694	(80,370)
Foreign exchange loss	(478,707)	(29,830)	(177,287)	(21,467)
Interest and finance charges	(7,525,092)	(8,085)	(7,635,728)	(12,852)
Loss before taxes	(7,019,982)	(1,775,679)	(14,269,717)	(4,389,446)
Deferred income tax recovery (expense)	2,925,000	(10,427)	3,369,000	392,892
Net loss and comprehensive loss for the
period	$(4,094,982)	$(1,786,106)	$(10,900,717)	$(3,996,554)

Net loss and comprehensive loss for the three months ended June 30, 2014 was $4.1 million or $0.03 loss per share compared to a $1.8 million net loss and comprehensive loss or $0.01 loss per share for the comparable period in 2013. The $2.3 million increase in the net comprehensive loss for the period was due primarily to the write-off of $7.7 million in prepaid projecting financing costs, $1.3 million of legal and other costs relating to the Hudbay offer and partially offset by a favorable $4.3 million marked-to-market adjustment to the derivative liability and a $2.9 million deferred income tax recovery relating to the tax benefits of current year’s US operating losses.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2014

Net loss and comprehensive loss for the six months ended June 30, 2014 was $10.9 million or $0.07 loss per share compared to $4.0 million or $0.03 loss per share for the comparable period in 2013. The $6.9 million increase in the net comprehensive loss for the current year to date was due to the same reasons as in the second quarter, $7.7 million of prepaid project financing costs were written off and $2.5 million of legal and other costs relating to the Hudbay offer. These higher costs were offset by a $3.4 million deferred income tax recovery relating to the tax benefits recognized on current year’s US operating losses.

The Company shares rent, salaries and administrative services (“G&A Services”) with companies related by common directors and officers. The Company is allocated its proportionate share of these costs in accordance with the time spent between the companies. As a result of the additional resources required to respond to Hudbay’s unsolicited offer, the Company was allocated a greater share of the G&A Services during the second quarter as compared to the past quarter.

Significant variances during the three months ended June 30, 2014 included:

Salaries and benefits
Salaries and benefits were $0.7 million for the three months end June 30, 2014, or $0.2 million greater than the comparable period in 2013. The increase was due primarily to the allocation of Rosemont’s technical resources to the Topolobampo project in Mexico.

Salaries and benefits were $1.3 million for the six months ended June 30, 2014, or $0.4 million greater than the comparable period in 2013 due primarily to the allocation of resources from Rosemont’s technical team to the Topolobampo project in Mexico.

Legal, Accounting and Audit
Legal, accounting and audit fees were $1.5 million for the three months ended June 30, 2014, or $1.3 million greater than the comparable period in 2013. The increase was due to $1.3 million of legal and other costs incurred to respond to Hudbay’s unsolicited offer.

Legal, accounting and audit fees were $2.9 million for the six months ended June 30, 2014, or $2.5 million greater than the comparable period in 2013 due the legal and other costs incurred related to Hudbay’s unsolicited offer.

Gain (Loss) on Shares, Warrants and Derivatives
Gain (Loss) on shares, warrants and derivatives consist of changes in the fair value of held for trading securities, warrants and derivative liability. During the three months ended June 30, 2014, the Company recognized a $4.4 million marked-to-market gain on the Canadian dollar denominated convertible notes due to its shorter expected life as a result of Hudbay’s pending acquisition of the Company.

Gain (loss) on shares, warrants and derivatives for the six months ended June 30, 2014 was $0.1 million compared to a loss of $0.1 million for the same period in 2013.

Summary of Quarterly Results
Select financial information in accordance with IFRS for each of the eight most recently completed quarters are as follows:

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2014

	Interest and Other Income (Expenses), net	Net Comprehensive Loss	Basic Loss Per Share	Diluted Loss Per Share
Q2 2014	$ 104,103	$ (4,094,982)	$ (0.03)	$ (0.03)
Q1 2014	101,248	(6,805,735)	(0.04)	(0.04)
Q4 2013	(14,138)	(807,086)	(0.01)	(0.01)
Q3 2013	168,258	(1,692,527)	(0.01)	(0.01)
Q2 2013	462,910	(1,786,106)	(0.01)	(0.01)
Q1 2013	170,748	(2,210,448)	(0.02)	(0.02)
Q4 2012	193,860	(4,909,395)	(0.04)	(0.04)
Q3 2012	149,915	(2,116,696)	(0.01)	(0.01)

Factors that can or have caused fluctuations in the Company’s quarterly results include the timing of stock option grants, changes in the value of derivative liability, gains from sale of the Company’s interest in Rosemont and foreign exchange gains or losses related to the Company’s holding of Canadian dollars and Mexican pesos denominated working capital items.

Liquidity and Capital Resources

At June 30, 2014, the Company had cash and cash equivalents of $4.6 million compared with $6.0 million at March 31, 2014. The Company had a working capital deficit of $123.8 million compared to $96.5 million working capital deficit at March 31, 2014. The $27.3 million increase in the working capital deficit was due primarily to a $6.0 million drawdown from Red Kite’s $26.6 million Additional Commitment and accrued interest, the reclassification of the UCM receivable from accounts receivable to non-current other receivable and the $4.3 million write-off of previously deferred project financing costs. The working capital deficit also included the Red Kite loan and accrued interest of $115 million.

On December 12, 2013, the Company closed the $26.6 million Additional Commitment to the existing $83 million Existing Loan with Red Kite. On January 13, 2014, the Company drew on the second tranche of the Additional Commitment for $10.0 million following the publication of the FEIS and DROD by the USFS and on May 30, 2014, drew $6 million as part of the revised second tranche.

On August 8, 2013, the Company’s wholly-owned subsidiary, Cobre Verde de Mexico SA de CV (“Cobre Verde”), was awarded a 25 year concession, with an option to extend, by the Administración Portuaria Integral de Topolobampo, SA de CV (“API”) to build and operate a copper concentrate export facility at the Port of Topolobampo, Sinaloa, Mexico. During the six months ended June 30, 2014, $1.4 million was spent on concession payments, engineering and consulting fees which have been capitalized to other assets.

On August 24, 2012, the Company’s wholly-owned subsidiary, Cobre Verde Development Corporation and SICAN Inc. entered into a joint arrangement through the formation of JPAR LLC, an Arizona Limited Liability Company, to fund the construction and operate the Community Water Company of Green Valley Central Arizona Project Water Delivery System (“CAP WDS”), which is estimated to cost $24 million to construct. The purpose of the CAP WDS is to replenish Rosemont’s use of groundwater for its future mining operations from within the Town of Sahuarita and the community of Green Valley. The Company is responsible for funding 100% of the construction of the CAP WDS. For the six months ended June 30, 2014, the Company contributed $0.3 million (cumulative contributions of $1.9 million) into JPAR LLC and has recognized an 85.0% (December 31, 2013 – 82.2%) share of JPAR’s assets and all of its liabilities.

The Company received $16.5 million from financing activities during the first half of 2014 which was comprised of $16.0 million proceeds from the drawdown of Red Kite’s Tranche 2 Additional Commitment and $0.5 million in proceeds from the exercise of stock options. The Company also incurred $4.3 million in debt issuance costs relating to project financing. The Company does not expect to generate significant revenue from its operations until the Rosemont Project commences commercial production.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2014

The Company used $5.7 million in investing activities during the second quarter of 2014 compared to $6.9 million for the same period in 2013. Rosemont expenditures totaled $4.3 million, while the CAP WDS and the Topolobampo export facility expenditures totaled $0.9 million. During the second quarter, the Company incurred $0.6 million of Rosemont related expenditures on behalf of its joint venture partner which is reflected in other receivables. The joint venture partner receivable will be settled upon first drawdown of the $106 million for construction.

The Company’s forecast cash requirements for the next 12 months are under review following Hudbay’s acquisition of control of the Company. Any cash requirements are expected to be met through advances from Hudbay.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2014

Off-Balance Sheet Arrangements

The Company has an off-balance sheet arrangement with Silver Wheaton which provides for the Company to deliver to Silver Wheaton silver and gold credits equivalent to all of the payable silver and gold ounces produced at Rosemont at a price equal to the lower of $3.90 per ounce for silver and $450 per ounce for gold (escalated by 1% per annum after the first three years of production), or prevailing market prices, in exchange for $230 million to fund construction of the Rosemont Project. These funds can only be drawn after the satisfaction of certain conditions precedent, including, inter alia, receipt of all of the major permits, the arrangement of committed project financing, and the commencement of construction.

Commitments

The Company had the following known commitments and contractual obligations as at June 30, 2014:

	Less than 1			More than 5
	year	1-3 years	3-5 years	years	Total
Accounts payable and accrued liabilities	$11,796,027	$-	$-	$-	$11,796,027
Other liability	3,311,980	-	-	-	3,311,980
Current and long-term debt	116,385,755	1,311,353	9,677,704	-	127,374,812
JPAR and right of way	6,849,206	14,463,847	-	-	21,313,053
Property, plant and equipment	1,851,100	-	-	-	1,851,100
Deposits on long-lead equipment
purchases	-	60,795,405	-	-	60,795,405
Operating lease obligations	1,290,049	2,923,324	2,717,517	33,249,061	40,179,951
	$141,484,117	$79,493,929	$12,395,221	$33,249,061	$266,622,328

In the event of a change in control, the Cdn$10 million Notes, along with accrued and unpaid interest to maturity, are subject to an accelerated conversion (the “Change of Control Payment”) concurrent with the closing of the change of control transaction. The Notes were exchanged for Augusta Shares on July 16, 2014.

Outlook

Following Hudbay’s acquisition of control of the Company, a comprehensive review of the Rosemont project was initiated. While that is ongoing, work to support the permitting process is continuing. Pending completion of the project review and permitting process, the Company does not have an estimated date for commencement of construction at Rosemont. Any cash requirements during the next 12 months are expected to be met through advances from Hudbay.

Transactions with Related Parties

The Company shares rent, salaries and administrative services with companies related by common directors and officers (the “Related Companies”). As at June 30, 2014, included in due from related parties were $0.12 million (December 31, 2013 - $0.01 million).

The Company and the Related Companies formed a management services company (“ManCo”) to share personnel costs, office rent and other administration costs to each of the companies under a management services agreement. Costs incurred by ManCo are allocated between the Related Companies based on time incurred and use of services and are charged at cost. For the three and six months ended June 30, 2014, ManCo charged the Company $0.4 million and $0.8 million (the three and six months ended June 30, 2013 - $0.3 million and $0.6 million).

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2014

The Company had issued an aggregate of Cdn$5 million in convertible notes (“Notes”) which carries an annual interest rate of 7% per annum and payable semi-annually, to Mr. Richard W. Warke, the Executive Chairman and Director of the Company. During the six months ended June 30, 2014, the Company issued 52,260 shares to Mr. Warke to settle the semi-annual interest payments of $158,174 (Cdn$175,000) on the Notes.

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and six months ended June 30, 2014 and 2013 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Salaries and benefits	$667,907	$550,977	$1,229,034	$1,099,721
Stock-based compensation	500,398	611,378	1,119,661	1,223,205
	$1,168,305	$1,162,355	$2,348,695	$2,322,926

Proposed Transactions

There are currently no undisclosed proposed transactions that will materially affect the performance of the Company other than as described herein.

Outstanding Share Data

The authorized share capital of Augusta consists of an unlimited number of Common Shares. As at August 12, 2014, the following securities of Augusta were issued and outstanding:

  151,473,234 Common Shares; and

  4,674,951 warrants

The Convertible Notes Holders exercised their option on July 17, 2014, to settle the Notes and accrued interest in full in Common Shares due to a change of control provision in the Notes agreement. As a result, the Company issued to the Note Holders 4,880,936 Common Shares at a weighted average conversion price of Cdn$2.70 per Common Share.

FINANCIAL INSTRUMENTS

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments include: cash and equivalents, accounts receivable, short-term investments, due from related parties, restricted funds, accounts payable and accrued liabilities, other liability, long-term debt, warrants liability, and derivative liability. The cash and cash equivalents, short-term investments and restricted funds are classified as Level 1 on the fair value hierarchy. The warrants and derivative liabilities are classified as Level 2 on the fair value hierarchy.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2014

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks, market risk (including foreign exchange risk), credit risk, and liquidity risk. Reflecting the current stage of development of the Rosemont Project, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the Board.

Foreign exchange risk

The Company is exposed to currency risks on its Canadian dollar and Mexican peso denominated working capital balances due to changes in the USD/CAD and USD/MXP exchange rates and the functional currency of the Company.

The Company issues equity in Canadian dollars but the majority of its expenditures is in U.S. dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and does not hedge its exposure to currency fluctuations.

The Company is primarily exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	June 30,	December 31,
	2014	2013
Cash and cash equivalents	$298,651	$460,252
Accounts receivable	330,146	334,205
Short-term investments	137,700	145,935
Accounts payable and accrued liabilities	(3,163,024)	(658,661)
Derivative liability	(2,473,086)	(2,058,157)
Long-term liability	(6,964,457)	(6,682,008)
	$(11,834,070)	$(8,458,434)

Based on the net Canadian dollar denominated asset and liability exposures as at June 30, 2014, a 10% change in the USD/CAD exchange rate will impact the Company’s earnings by approximately $1.1 million (December 31, 2013 - $0.8 million).

Credit risk

Credit risk arises from cash and cash equivalents and restricted funds held with banks and financial institutions and receivable from our partner, as well as credit exposure on outstanding receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s excess cash and cash equivalents are held at a large Canadian chartered bank and a large US bank and are invested in either short-term GICs or high interest saving accounts. The partner receivable is with UCM, a company formed by Korea Resources Corporation (“KORES”) and LG International Corp. (“LGI”). KORES is wholly-owned and supported by the Korean government and LGI is part of the LG Group, one of the largest conglomerates of South Korea. Management believes the risk of loss is remote.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements as they become due. This is achieved through the management of its capital structure and debt leverage.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2014

Based on the Company’s planned expenditures on permitting, engineering and on-going support activities at the Rosemont Project for the next twelve months, the Company will require additional funding to meet its obligations as they become due. The Company is dependent on the willingness and ability of Hudbay to fund the Company’s ongoing expenditures.

Equity price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.

Capital risk management

The Company’s objectives in managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the Rosemont Property and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

There are no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, long-term debt and current liabilities. The Company manages the capital structure and makes adjustments in light of changes in economic and market conditions (including receptivity of the capital markets to new equity or debt issuances) and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue additional Common Shares, issue new debt or dispose of assets and/or consider strategic alliances including joint venture partners.

The Company’s investment policy is to invest its excess cash in highly-liquid, short-term interest-bearing investments. The investments are selected based on the expected timing of expenditures from continuing operations. In order to maximize ongoing development efforts, the Company does not pay out dividends.

CRITICAL ACCOUNTING ESTIMATES

The most critical accounting estimates that may affect the Company’s financial position are those requiring estimates of the recoverability of its capitalized mineral property expenditures and development costs, and the determination of the fair value of stock-based compensation, Common Share purchase warrants issued with strike price that is subject to adjustment or denominated in a currency other than the issuer’s functional currency and derivative liability. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Mineral Properties and Development Costs

Mineral properties consist of payments to acquire property rights and leases. Mineral properties are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount, and (iii) a decline in base metal prices, adverse impact due to changes in government regulations, and other market conditions.

Development costs incurred on a mineral property are deferred once management has determined that, based on a feasibility study, a property is capable of economical commercial production as a result of having established proven and probable reserves. Development costs are carried at cost less accumulated depletion and accumulated impairment charges. Exploration expenditures incurred prior to determining that a property has economically recoverable resources are expensed as incurred.

The Company reviews the carrying values of mineral properties and development costs regularly with a view to assessing whether there has been any impairment in value, or whenever events or changes in circumstances might indicate the carrying value may not be recoverable. In the event the estimated discounted cash flows expected from its use or eventual disposition is determined to be insufficient to recover the carrying value of the property, the carrying value is written-down to the estimated recoverable amount.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2014

Once a mine has achieved commercial production, mineral properties and development costs are depleted on a units-of-production basis over the life of the mine.

Impairment of Long-Lived Assets

Management assesses the possibility of impairment in the carrying value of long-lived assets whenever events or circumstances indicate that the carry amounts of the assets or asset group may not be recoverable. Management calculates the estimated undiscounted future net cash flows relating to the asset or asset group using estimated future prices, proven and probable reserves and other mineral resources, and operating capital and reclamation costs. When the carrying value of an asset exceeds the related undiscounted cash flows, the asset is written down to its estimated fair value, which is usually determined using discounted future cash flows. Management’s estimates of mineral prices, mineral resources, foreign exchange, production levels, operating capital and reclamation costs are subject to risks and uncertainties that may affect the determination of the recoverability of the long-lived asset. It is possible that material changes could occur that may adversely affect management’s estimates.

Stock-based Compensation

The Company grants stock options to employees, directors and consultants under its stock option plan. In addition, the Company grants restricted Common Shares and restricted share units ("RSUs") to employees, directors and consultants under its amended and restated restricted share unit and restricted share plan. The fair value method of accounting is used for stock-based awards. Under this method, stock options, restricted Common Shares and RSUs are recorded at their estimated fair value on the grant date and are charged either to earnings or capitalized to development costs over the vesting period with a corresponding credit to reserves. If the stock options are exercised, the proceeds are credited to share capital and the fair value of the options exercised is reclassified from reserves to share capital. Restricted Common Shares are issued from treasury on the date of the grant and are fair valued at the date of grant. The fair value is charged to either earnings or capitalized over the vesting period. On the vesting date, the fair value is transferred from reserves to share capital. For options subject to vesting, the Company calculates the fair value of each vesting period as separate awards with individual expected lives and amortizes the calculated expense for the award on a straight-line basis over the vesting period of the award.

Financial Instruments

The Company may issue Common Share purchase warrants with a strike price subject to adjustment under certain conditions or a Canadian dollar strike price to subscribers pursuant to debt or equity financings by the Company. Common Share purchase warrants are initially recorded at their estimated fair value on the date of issue and charged to either share issue costs on an equity issue or netted against the proceeds from a debt issue with a corresponding credit to warrants liability only if the underlying strike price is subject to adjustment or denominated in a currency that is not the same as the functional currency of the issuer. The Common Share purchase warrants are fair valued at each balance sheet date and any changes to the fair value are charged or credited to the statement of comprehensive loss. On the date of exercise, the warrants are fair valued and transferred from warrants liability to share capital.

The Company may enter into financing arrangements which may include the issuance of convertible debentures that are denominated in a currency different than the Company’s U.S. dollar functional currency or does not meet the “fixed-for-fixed” criterion in accordance with IAS 32.22, Financial Instruments – Presentation. In such case, the Common Share conversion feature of these convertible debentures would be classified as a derivative liability and is fair valued at each balance sheet date with changes in the fair value recognized in the statement of comprehensive loss.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2014

NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning 2014, or later periods. Some updates that are not applicable or are not consequential to the Company have been excluded from the list below.

Adoption of New IFRS

Levies

Effective January 1, 2014, the Company adopted IFRIC 21, Levies (“IFRIC 21”) with retrospective application. IFRIC 21 provides guidance on the accounting for a liability to pay a levy, if that liability is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. Levies are imposed by governments in accordance with legislation and do not include income taxes or fines or other penalties imposed for breaches of legislation. The interpretation was issued to address diversity in practice around when the liability to pay a levy is recognized. An example of a common levy is property taxes.

A liability to pay a levy is recognized at the date of the obligating event, which may be at a point in time or over a period of time. An obligating event is the activity that triggers the payment of the levy as identified by legislation. The fact that an entity is economically compelled to continue to operate in the future, or prepares its financial statements on a going concern basis, dos not create an obligation to pay a levy.

The adoption of IFRIC 21 did not affect the Company’s financial results or disclosures and there were no changes required to the existing accounting treatment of levies.

Future Accounting Changes

Financial instruments

IFRS 9, Financial Instruments replaces IAS 39, Financial Instruments: Recognition and Measurement. The IASB recently suspended the original planned effective date of January 1, 2015, and at present the effective date will be January 1, 2018. The Company is currently evaluating the impact the final standard will have on its condensed interim consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated on a timely basis. Management, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures.

Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. However, due to inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.

Changes in Internal Control over Financing Reporting

There have been no changes to the Company’s internal controls over financial reporting that occurred during the three and six months ended June 30, 2014, that have materially affected or are reasonably likely to affect the Company’s internal controls over financial reporting.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2014

Control Framework

Management has used the original Committee of Sponsoring Organizations of the Treadway Commission framework in order to assess the effectiveness of the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

The Company and its current and future business and financial condition are subject to various risks and uncertainties due to the nature of the business and the present stage of development of the Rosemont Project. Certain of these risks and uncertainties are set out below and a comprehensive list can be found under the heading “Risk Factors” in the Company’s Annual Information Form, which is available under Augusta's issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Company will require additional capital to fund its business plans.

Augusta has minimal revenue from its operations and does not expect to generate any significant revenue until Rosemont is placed into commercial production. The Company is dependent on the willingness and ability of Hudbay to fund the Company’s ongoing expenditures. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

The Company could lose its only material property in the event of default under the Red Kite Loan Agreement.

The Company’s obligations under the loan agreement entered into with Red Kite are secured by the common shares and assets of Rosemont Copper Company, which holds title to the Company’s only material property, the Rosemont Project. In the event of a default in which the Company is unable to immediately pay all accrued and unpaid interest and principal debt under the Expanded Loan, Red Kite is entitled to take possession of the common shares and assets of Rosemont Copper Company and sell, lease, or dispose of such collateral including the Rosemont Property and apply the proceeds to the Company’s debt. If such an event occurs, the Company could lose its only material property and Augusta’s shareholders could lose their entire investment.

Exploration, development and mining involve a high degree of risk.

The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base or precious metals, including, without limitation, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and metal recovery, periodic interruptions due to inclement or hazardous weather condition, seismic activity, rock bursts, pit-wall failures, cave-ins, encountering unanticipated ground or water conditions, flooding, fire, and other conditions involved in the drilling, removal of material, environmental hazards, discharge of pollutants or hazardous chemicals, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems and delays and changes in the regulatory environment any of which could result in damage to, or destruction of, mineral properties, mines and other producing facilities, damage to life or property, personal injury or death, loss of key employees, environmental damage, delays in the Company’s exploration and development activities, monetary losses and legal liabilities. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

The Company may be adversely affected by fluctuations in copper, molybdenum, silver, gold and other metal prices.

The value and price of the Company’s common shares, financial results, and its exploration, development and mining, if any, activities may be adversely affected by declines in the price of copper, molybdenum, silver, gold and other metals. Mineral prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of mineral producing countries throughout the world. The price for metals can fluctuate in response to many factors beyond anyone’s ability to predict. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10 percent change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons, including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2014

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of the Company’s investments in the Rosemont Property and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company’s mineralized material estimates and financial condition, declining metal prices could impact operations by requiring a reassessment of the commercial feasibility of the Rosemont Project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Title to the Company’s properties may be subject to other claims.

Although the Company believes it has exercised commercially reasonable due diligence with respect to determining title to properties it owns, controls or has the right to acquire by option, there is no guarantee that title to such properties and other tenure will not be challenged or impugned. The Company’s mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. This may be exacerbated due to the large number of title transfers historically involved with some of the properties.

Mineral resources and proven and probable reserves are estimates.

Although the mineralized material and proven and probable reserve figures included in this document have been carefully prepared by independent engineers, these amounts are estimates only, and the Company cannot be certain that specific quantities of copper, molybdenum, silver, gold or other minerals will in fact be realized. There are numerous uncertainties inherent in estimating measured, indicated and inferred mineral resources and proven and probable mineral reserves including many factors beyond the Company’s control. The estimation of mineral resources and mineral reserves is necessarily a subjective process, and the accuracy of any such estimates are a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretations, which may prove to be unreliable and different materially from actual results. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of its properties. In addition, the Company cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Until a deposit is actually mined and processed the quantity of mineral resources and reserves and grades must be considered as estimates only.

Government regulation may adversely affect the Company’s business and planned operations.

The Company believes the Rosemont Project complies with existing environmental and mining laws and regulations affecting its operations. Its mining, processing, development and mineral exploration activities, if any, will be subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. The Company can provide no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2014

A portion of the present Rosemont Property land position is located on unpatented mine and millsite claims located on US federal public lands. The right to use such claims are granted under the United States General Mining Law of 1872 (the “General Mining Law”). Unpatented mining claims are unique property interests in the US, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the US Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;

  reduce or prohibit the ability of a mining company to expand its operations; and

  require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of any future mining operations at the Rosemont Property.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on its business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company does not insure against all risks.

The Company’s insurance policies do not insure the Company against all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon the Company’s financial condition and results of operations.

The Company may incur losses associated with foreign currency fluctuations.

The Company reports its financial statements in U.S. Dollars (“USD”) with operations in the U.S., Canada and Mexico. As a consequence, the financial results of our operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. A portion of the operating and capital expenditures are in local currencies any may negatively impact our financial results by strengthening local currencies relative to the USD and positively impacted by the inverse. The local currencies that the Company is exposed to are the Canadian dollar and the Mexican peso. In order to mitigate this exposure, the Company maintains a portion of its cash balances in these currencies. The Company’s statement of financial position also includes various monetary assets and liabilities, some of which are denominated in foreign currencies. These balances are fair valued at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on our condensed interim consolidated statements of comprehensive loss.